No ACT

.pt
1-15-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 15, 2009

Bruce A. Metzinger
Assistant General Counsel and Assistant Secretary
Halliburton Company
[redacted]
P.O. Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-09

Re: Halliburton Company

Dear Mr. Metzinger:

This is in regard to your letter dated January 13, 2009 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Halliburton's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Halliburton therefore withdraws its January 7, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Craig Rosenberg
ProxyVote Plus
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
Phone 713.759.2600

January 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice submitted January 7, 2009; Stockholder Proposal of United Association S&P 500 Index Fund (the "Fund")

Dear Sir/Madam:

On January 7, 2009, Halliburton Company ("Halliburton") filed a Request for No-Action Advice via email to shareholderproposals@sec.gov regarding a proposed resolution and supporting statement (the "Proposal") submitted on behalf of the Fund to Halliburton. Accompanying this email is a copy of a letter dated January 13, 2009 from Craig Rosenberg of ProxyVote Plus, LLC to Halliburton withdrawing the Proposal on behalf of the Fund.

Because the Proposal was withdrawn, Halliburton is withdrawing its Request for No-Action Advice.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Very truly yours,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Sean O'Ryan, United Association S&P 500 Index Fund via facsimile 202-628-5024
Craig Rosenberg, ProxyVote Plus, LLC via facsimile 847-205-0293

R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\United Association S&P 500 Index Fund Notice of Withdrawal 011309.doc

ProxyVote Plus, LLC

January 13, 2009

VIA FACSIMILE: 713-759-2657

Ms. Sherry D. Williams
Vice President and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Re: Shareholder Proposal

Dear Ms. Williams:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Halliburton Company on December 8, 2008. I am withdrawing the proposal because due to an administrative error the company did not receive verification of the Fund's beneficial ownership of the Company's common stock.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Bruce A. Metzinger, Assistant General Counsel and Assistant Secretary, Halliburton Company
U.S. Securities and Exchange Commission, Division of Corporation Finance
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

HALLIBURTON

1401 McKinney Street, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2600

January 7, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of United Association S&P 500 Index Fund (the "Fund")

Dear Sir/Madam:

ProxyVote Plus, LLC has submitted on behalf of the Fund a proposed resolution and supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal, this letter and the Notification Letter (defined below) accompanies this email.

The Proposal requests that the Halliburton Board of Directors submit a report to shareholders containing various information related to compensation consultants.

For the reason detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

The Fund Failed to Comply with the Proxy Rules Governing Stockholder Proposals.

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Fund must have continuously held at least $2,000 in market value, or 1%, of Halliburton's securities entitled to be voted on the Proposal for at least one year on the date it submitted the Proposal. The Fund does not appear in Halliburton's records as a record owner of Halliburton's common stock. The transmittal accompanying the Proposal indicates that the record holder of the stock will provide the verification of the Fund's beneficial ownership by separate letter.

By letter dated December 12, 2008 (the "Notification Letter") which was faxed and mailed to the Fund and ProxyVote Plus, LLC, Halliburton: (i) outlined the requirements of Rule 14a-8(b)(1); (ii) requested that the Fund or ProxyVote Plus, LLC provide Halliburton with a written statement from the record holder verifying the Fund held the requisite amount of securities for at least one year at the time the Proposal was submitted; and (iii) advised the Fund and ProxyVote Plus, LLC that its response needed to be postmarked or transmitted electronically no later than 14 days from the date it received the Notification Letter or Halliburton could exclude the Proposal pursuant to Rule 14a-8(f)(1).

The Notification Letter was faxed and mailed within 14 days of receipt of the Proposal, which was faxed to and received by Halliburton on December 8, 2008. The fax confirmation indicates that the Fund and ProxyVote Plus, LLC received the Notification Letter on December 12, 2008. Therefore, pursuant to Rule 14a-8(f)(1), the Fund's or ProxyVote Plus, LLC's response to the Notification Letter needed to be postmarked or transmitted electronically by December 26, 2008.

As of the filing of this letter, Halliburton has not received any response or information from the Fund or ProxyVote Plus, LLC evidencing the Fund's ownership of Halliburton common stock. The Proposal is excludable by Halliburton pursuant to Rules 14a-8(b) and 14a-8(f) because the procedural or eligibility deficiency was not remedied after notification by Halliburton.

For the reason detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 1, 2009. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Fund and ProxyVote Plus, LLC of Halliburton Company's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Sean O'Ryan, United Association S&P 500 Index Fund via facsimile 202-628-5024
Craig Rosenberg, ProxyVote Plus, LLC via facsimile 847-205-0293

R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\No-action letter 010709 (United Association S&P 500 Index Fund).doc

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

Writer's direct dial: (713) 759-2623

December 12, 2008

Mr. Sean O'Ryan
United Association
901 Massachusetts Avenue, NW
Washington, D.C. 20001

Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Ste. 216
Northbrook, IL 60062

Re: Halliburton Company; Shareholder Proposal of United Association S&P 500 Index Fund

Gentlemen:

Halliburton Company has received the shareholder proposal United Association S&P 500 Index Fund ("United Association Fund") submitted on behalf of United Association Fund for inclusion in Halliburton Company's proxy statement for its 2009 annual meeting of stockholders.

Rule 14a-8(b)(1) provides that in order to be eligible to submit a shareholder proposal, United Association Fund must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date United Association Fund submitted the proposal. The Rule further requires that these facts be proven at the time the proposal is submitted.

Please provide a written statement from the record holder verifying that United Association Fund held the requisite amount of securities for at least one year at the time United Association Fund submitted the proposal. Rule 14a-8(f)(1) provides that the company may exclude the proposal if United Association Fund does not provide the information after receiving written notification from the company of any procedural or eligibility deficiencies. The Rule provides that his response must be postmarked or transmitted electronically no later than 14 days from the date you receive this notification.

Very truly yours,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant Secretary

BAM
R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\Proxy Vote (United Association) 121208.doc

Halliburton
Law Department

Fax

To: Mr. Sean O'Ryan | From: Bruce Metzinger
Fax: (802) 628-5024 | Pages: 2 (including cover)
Phone: (202) 628-5823 | Date: December 12, 2008
Re: Shareholder Proposal | CC:

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

CONFIDENTIALITY NOTICE

This facsimile transmission (and/or the documents accompanying it), may contain confidential information belonging to the sender which is protected by the attorney/client privilege. The information is intended for the use of the individual or entity named above. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this information is strictly prohibited. If you have received this transmission in error, please notify sender by telephone to arrange for the return of the documents.

● **Comments:**

FISMA & OMB Memorandum M-07-16

Halliburton
Law Department

Fax

To: Mr. Craig Rosenberg | From: Bruce Metzinger
Fax: (847) 205-0293 | Pages: 2 (including cover)
Phone: (847) 205-0275 | Date: December 12, 2008
Re: Shareholder Proposal | CC:

☐ Urgent ☑ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

CONFIDENTIALITY NOTICE

• Comments:

ProxyVote **Plus**, LLC

December 8, 2008

VIA FACSIMILE: 713-759-2657

Sherry D. Williams
Vice President and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Re: Shareholder Proposal

Dear Ms. Williams:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Halliburton Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552
PH: 847.205.0275
FX: 847.205.0293
www.proxyvoteplus.com

* Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, *LLC* ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: Russell Emery
Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED, that the shareholders of Halliburton Company ("Company") request that the Board of Directors submit a report to shareholders containing the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors with access to unbiased advice and analyses. Our Company's proxy statement does not disclose enough information to allow shareholders to assess its compensation consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2006)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that the CEO received total actual compensation of over $20 million in 2007 and identifies his compensation as a "Very High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the National Association of Corporate Directors, the House Committee on Oversight and

Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter & Gamble, ExxonMobil, Pfizer, and ConocoPhillips have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

END